September 25, 2014

Tia L. Jenkins
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C.  20549-4628

Re:                             General Moly, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 13, 2014
File No. 001-32986

Dear Ms. Jenkins:

We are providing the responses requested by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated September 23, 2014 to Bruce D. Hansen, Chief Executive Officer of the Company (the “Comment Letter”), with respect to the Annual Report on Form 10-K of the Company.

For your convenience, we have restated the comments and keyed all responses to the numbering of the comments and the headings used in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Business and Properties, page 1

Description of the Mt. Hope Project, page 7

1.                                      In future filings please revise to remove the terms measured and indicated associated with your mineralized materials.

Response: The Company will remove the terms measured and indicated associated with our mineralized materials in future filings.

2.                                      In future filings please disclose your reserve cut-off grade in your reserve footnotes.

Response: The Company will include disclosure of the reserve cut-off grade in the reserve footnotes in future filings.

3.                                      In future filings please disclose the commodity price associated with your mineralized material cutoff grade in your reserve footnotes.

Response: The Company will disclose the commodity price associated with the mineralized material cutoff grade in the reserve footnotes in future filings.

4.                                      In future filings please disclose the molybdenum price used in your base case financial model in your reserve footnotes.

Response: The Company will disclose the molybdenum price used in the base case financial model in the reserve footnotes in future filings.

Description of the Liberty Property, page 15

5.                                      We note your reference to unmined ore and a historical ore zone.  Please revise future filings to remove ore estimates that are not defined by a final bankable feasibility study.

Response: The Company will remove the reference to unmined ore and the historical ore zone in future filings, referencing only those ore estimates that are defined by a final bankable feasibility study.

Financial Statements and Supplementary Data, page 43

Consolidated Statements of Operations and Comprehensive Loss, page 46

6.                                      We note that net loss attributable to contingently redeemable non-controlling interest has been allocated a portion of consolidated net losses in the fiscal years through 2011 but was not allocated any net losses in fiscal years 2013 and 2012.  Please tell us why the consolidated net losses may not be allocable to the non-controlling interest holder in these two fiscal years.  Please expand your accounting policy in future filings to explain the circumstances under which you allocate consolidated net losses between you and the non-controlling interest holder.  Include the proposed disclosures in your response.

Response:  In accordance with ASC 810, net losses in Eureka Moly, LLC (the “LLC”) are attributable to Nevada Moly, LLC, a wholly-owned subsidiary of General Moly, Inc., and POS-Minerals (“POS”), the non-controlling interest holder, based on their respective ownership percentages of the LLC.

The net losses allocated to POS in the fiscal years through 2011 related to POS’s allocated net losses incurred by the LLC in the fiscal years through 2011.  There were no net losses incurred by the LLC in 2013 and 2012.

In 2013 and 2012, all activity on the Consolidated Statement of Operations was incurred by the parent company, General Moly, Inc., related to administrative and exploration activities.

The Company will expand its accounting policy disclosure related to consolidated net losses of the LLC in future disclosure in substantially the language set forth below:

Accounting Method

Our financial statements are prepared using the accrual basis of accounting in accordance with GAAP.  With the exception of the LLC, all of our subsidiaries are wholly owned.  In February 2008, we entered into the LLC Agreement, which established our ownership interest in the LLC at 80%.  The consolidated financial statements include all of our wholly owned subsidiaries and the LLC.  The POS-Minerals contributions attributable to their 20% interest are shown as Contingently

Redeemable Noncontrolling Interest on the Consolidated Balance Sheet.  The net loss attributable to contingently redeemable noncontrolling interest is reflected separately on the Consolidated Statement of Operations and reduces the Contingently Redeemable Noncontrolling Interest on the Consolidated Balance Sheet.  Net losses of the LLC are attributable to the owners of the LLC based on their respective ownership percentages in the LLC.

Closing Comments

In connection with responding to the Staff’s comments, and as requested in the Comment Letter, the Company acknowledges that:

•             the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•             staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•             the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses above or any other matter, please contact myself or David Chaput, Chief Financial Officer of the Company via email.

Sincerely,

/s/ Bruce D. Hansen
Bruce D. Hansen
Chief Executive Officer

cc:           David A. Chaput

Michael K. Branstetter

Stacy Huntoon - PwC

Charles D. Maguire — Bryan Cave LLP

Jennifer A. D’Alessandro — Bryan Cave LLP